SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2012
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated January 26, 2012.

Document 1

For Immediate Release	January 26, 2012
RM: 1 – 12

Crystallex Updates on Recent Activities

TORONTO, ONTARIO, January 26, 2012 – Crystallex International Corporation (OTCQB: CRYXF) (“Crystallex” or the “Company”) issued today an update regarding activities since obtaining an initial order from the Ontario Superior Court of Justice (Commercial List) for protection under the Companies' Creditors Arrangement Act (Canada) (“CCAA”), dated December 23, 2011.

On December 23, 2011, Crystallex received an initial order from the Ontario Superior Court of Justice granting CCAA protection until January 21, 2012. Under the order, proceedings by creditors or others cannot be continued or commenced without the consent of the Company and Ernst & Young Inc. (the Monitor) or leave of the Court.  On January 20, 2012, the Court extended the stay until March 23, 2012. At the same time, the Court approved the terms of an interim bridge loan for Crystallex in the amount of US$3.125 million.  The bridge loan is a secured, short term loan, due the earlier of April 16, 2012 or the first draw on a debtor-in-possession (“DIP”) financing facility, and is intended to provide the Company with working capital while it continues to pursue DIP financing and progress its arbitration claim.

Crystallex has also commenced a proceeding under chapter 15 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in order to ensure that relevant CCAA orders are enforced in the United States.  The U.S. Bankruptcy Court has recognized Crystallex’s CCAA proceeding as well as the initial order and subsequent stay extension of the Ontario Superior Court of Justice.

Crystallex Arbitration against Venezuela
At an initial hearing on December 1, 2011 the arbitral tribunal appointed under the rules of the Additional Facility of the International Centre for the Settlement of Investment Disputes (“ICSID”) in respect of the Company’s arbitration claim agreed upon a schedule of written submissions and set the final oral hearing date. Based upon the schedule set for the claim, Crystallex is obligated to file its first written submission with ICSID on February 10, 2012 and Venezuela’s first written submission is due to be filed on August 31, 2012. Both parties will file additional submissions in 2013, Crystallex on January 18, 2013 and Venezuela on June 10, 2013 with the final oral hearing set for November 11-22, 2013 in Washington, D.C.

Court filed documents and other information regarding the CCAA proceedings are available on the Monitor's website at www.ey.com/ca/crystallex.

About Crystallex
Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this press release, including information relating by inference or otherwise to the ability of the Company to secure DIP financing, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the Company obtaining a successful result in connection with the arbitration. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, financial, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available under the Company’s profile on SEDAR at www.sedar.com (including, in particular, the “Risk Factors” section of the Company’s annual information form dated March 31, 2011 and the Company’s management’s discussion and analysis of financial position and results of operations for the nine month period ended September 30, 2011, incorporated herein by reference) and the documents relating to the CCAA proceedings available on the Monitor’s website.  Forward-looking statements are made as of the date of this press release, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	January 26, 2012	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	President